SCBT Financial Corporation

520 Gervais Street
Columbia, South Carolina 29201
(803) 765-1017

April 3, 2012

VIA FACSIMILE AND EDGAR

Securities and Exchange Commission

Division of Corporation Finance

100 F. Street, N.E.

Washington, D.C.  20549

Attn: Mark Webb

Re:                              SCBT Financial Corporation (the “Company”)

Registration Statement on Form S-3

File No. 333-180325

Dear Mr. Webb:

The Company hereby requests acceleration of the effective date of its Registration Statement on Form S-3 (SEC File No. 333-180325) to 4:00 p.m., Eastern Time, on Thursday, April 5, 2012 or as soon thereafter as possible.

In addition, on behalf of the Company, the undersigned officer acknowledges that:

•                  should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•                  the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•                  the Company may not assert this action as defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please call John M. Jennings of Nelson Mullins Riley & Scarborough LLP, counsel to the Company, at (864) 250-2207 as soon as the Registration Statement has been declared effective.

Very truly yours,

Sincerely,

/s/ Keith S. Rainwater
Keith S. Rainwater
Senior Vice President and
Principal Accounting Officer